UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

CADBURY PLC
(Name of Subject Company)
CADBURY PLC
(Name of Person Filing Statement)
Ordinary Shares of 10p each
American Depositary Shares, each representing 4 Ordinary Shares, 10p per Ordinary Share
(Title of Class of Securities)
12721E102
(American Depositary Shares)
(CUSIP Number of Class of Securities)
Henry A. Udow
Chief Legal Officer & Group Secretary
Cadbury plc
Cadbury House, Sanderson Road, Uxbridge UB8 1DH
United Kingdom
01144 895 615000
Copy to:
Creighton O’M. Condon
Shearman & Sterling (London) LLP
Broadgate West
9 Appold Street
London EC2A 2AP
United Kingdom
01144 20 7655 5000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications
On Behalf of the Person Filing Statement)
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 9. EXHIBITS
SIGNATURE
EXHIBIT INDEX
EX-99.A.6

This Amendment No. 1 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by Cadbury plc, a public limited company organized under the laws of England and Wales (“Cadbury”), with the Securities and Exchange Commission on December 14, 2009, relating to the unsolicited offer by Kraft Foods Inc., a Virginia corporation (“Kraft Foods”), as disclosed in the Tender Offer Statement on Schedule TO, dated December 4, 2009, to exchange each outstanding ordinary share of 10p each of Cadbury (“Cadbury Shares”), including Cadbury Shares represented by American Depositary Shares, for 300 pence in cash and 0.2589 shares of Class A common stock, without par value, of Kraft Foods, upon the terms and subject to the conditions set forth in (i) the Preliminary Prospectus/Offer to Exchange, dated December 4, 2009 and (ii) the related Letter of Transmittal. Except as specifically noted herein, the information set forth in the Statement remains unchanged.

ITEM 9.	EXHIBITS.

Item 9 is hereby amended and supplemented by adding the following exhibit.

Exhibit Number	Description

(a)(6)	Inbound Script provided to D.F. King & Co., Inc. for use in connection with calls received from Cadbury plc shareholders, dated December 14, 2009

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SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ JM Mills
(Signature)

JM Mills, Director of Group Secretariat
(Name and Title)

December 14, 2009
(Date)

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EXHIBIT INDEX

ITEM 9.	EXHIBITS.

The following exhibit is filed herewith:

Exhibit Number	Description

(a)(6)	Inbound Script provided to D.F. King & Co., Inc. for use in connection with calls received from Cadbury plc shareholders, dated December 14, 2009

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